SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2002

                             DASSAULT SYSTEMES S.A.
                             ----------------------
             (Exact Name of Registrant as Specified in its Charter)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
              (Address of Registrant's Principal Executive Office)

        (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                  Form 20-F X                   Form 40-F
                           ---                           ---

        (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934)

                        Yes                            No X
                           ---                           ---


               (If "Yes" is marked, indicate below the file number
                    assigned to the Registrant in connection
                                      with
                             Rule 12g3-2(b): ______)

                                   ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, two press releases dated October 24, 2002, the first announcing that CONSOL Energy Inc. and Farnham & Pfile Construction, Inc. are using an IBM Product Lifecycle Management Solution to develop and maintain a computer-controlled ultra efficient coal-processing plant, the other announcing that Geometric Software Solutions and Dassault Systemes have signed an Original Software Development Partnership.


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

                    CONSOL Energy and Farnham & Pfile Harness
                  Technology from IBM and Dassault Systemes to
               Develop Ultra-Efficient Energy-Producing Facility

              Power company to produce cleaner energy and cut costs
                    by 30% with Product Lifecycle Management
                           solutions CATIA and ENOVIA

Belle Vernon, Pa., USA and Paris, France - October 24, 2002 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that CONSOL Energy Inc. (NYSE: CNX) and Farnham & Pfile Construction, Inc. are using an IBM Product Lifecycle Management Solution to develop and maintain a computer-controlled coal-processing plant that ranks among the world's most efficient energy facilities. The solution is based on Dassault Systemes' 3D PLM CATIA and ENOVIA virtual product design and product data management applications.

CONSOL Energy, a producer of coal and coalbed methane, and its contractor, Farnham & Pfile, selected IBM and Dassault Systemes to enhance the coal processing plant built in Mondsville, West Virginia. The new plant, in operation since August, is capable of processing up to thirteen million tons of coal a year, operating twenty-four hours a day, seven days a week.

CONSOL Energy and Farnham & Pfile selected CATIA for its powerful product development capabilities (design, analysis, and manufacturing), and ENOVIA for its extensive product data management and global lifecycle collaboration features. Using CATIA and ENOVIA, the two companies were able to consult each other and make design modifications in real time during the 16-month construction period.

"Plant owners and operators constantly strive to maximize productivity while minimizing maintenance costs and related downtime," said Dan Yanchak, general manager of preparation services for CONSOL Energy. "At the outset of this project, we realized that CATIA V5 would be valuable and integral to the ongoing operation of the plant. With CATIA's digital mock-up and reviewing tools, data is digitally available and current and, thanks to ENOVIA, always available online. We also plan to integrate ENOVIA with our SAP system for tight integration with business processes - an initiative that will keep CONSOL Energy at the forefront of the energy industry."

"CATIA V5 gave us a big advantage over our competition through cost savings and process improvement," said Tom Porterfield, vice president of operations at Farnham & Pfile. "For the new plant, we were able to provide our ceramic pipe suppliers with detailed drawings that ensured less liability and fewer potential errors. As a result, supplier costs were reduced by 30 percent and we passed on those savings. With $5 million worth of piping in a plant, that adds up to substantial savings."

In the design and construction phases of the new facility, the process flow sheet, piping, equipment and all processing were performed with CATIA. This included development of the plant's intelligent piping library, a unique application that dramatically reduced costs and ensured that designs were initially accurate. For maintenance, ENOVIA enables engineers to review and extract real time plant data, including the history of each equipment unit and its role in the facility, such as the number of hours a pump has been running and connecting piping and equipment.



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


"IBM has long been committed to providing energy companies with the solutions to provide sustainable competitive advantages," said David Samuel, general manager, IBM Energy and Utilities Industry. "By facilitating integration, collaboration, knowledge management and asset lifecycle management throughout the energy supply chain, IBM technology and that of our longtime partner, Farnham & Pfile, play a major role in the development of what will be one of the world's most modern and efficient coal processing facilities."

"CONSOL Energy and Farnham and Pfile have proven that the same benefits of using CATIA and ENOVIA in the aerospace, automotive, and shipbuilding domains can be extended to the plant domain and its business improvements," said Philippe Forestier, Executive Vice President Sales and Marketing, Dassault Systemes. "We believe owner-operator-driven 3D PLM is the future of the plant domain and are proud to be part of a project that will turn this potential into reality."

                                      ###

About CONSOL Energy Inc.
CONSOL Energy Inc. is the largest producer of high-Btu bituminous coal in the United States, and the largest exporter of U.S. coal. CONSOL Energy has 24 bituminous coal mining complexes in seven states, two Canadian provinces and Australia. In addition, the company is one of the largest U.S. producers of coalbed methane, with daily gas production of approximately 130 million cubic feet. The company also produces electricity from coalbed methane at a joint-venture generating facility in Virginia. CONSOL Energy has annual revenues of $2.3 billion. It is listed among the Forbes "Platinum 400" companies, won the Platts 2001 Financial Times Global Energy Award as Coal Company of the Year, and received a U.S. Environmental Protection Agency 2002 Climate Protection Award. Additional information about the company can be found at its web site: www.consolenergy.com.

About Farnham and Pfile
Farnham & Pfile Construction, Inc. was founded in 1985 under the laws of the Commonwealth of Pennsylvania by Douglas B. Farnham, John V. Pfile and Robert F. McMahon. Since its founding, Farnham & Pfile Construction, Inc. has grown from an industrial construction company to an engineering and contracting company with total turnkey capability that includes engineering, procurement and erection services. The firm carries the credit and financial ratings and bonding necessary for turnkey projects.

Farnham & Pfile Construction, Inc. has the technical equipment and financial resources needed to meet the full range of process and industrial construction requirements not only within budget but also on time. Farnham & Pfile's Engineering and Construction Division is focused on turnkey projects in the process industry, particularly mineral processing and energy production. They perform the full scope of work including new construction, retrofitting and upgrades to existing coal processing plants. Information about Farnham and Pfile is available at http://www.farnham-pfile.com/

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), mainstream product design tools (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


CONSOL Energy           IBM                                 Dassault Systemes               Dassault Systemes
Press Contact:          Press Contact:                      Press Contacts:                 Investor Contacts:
Thomas F. Hoffman       Jennifer Feller                     Anthony Marechal                Emma Rutherford,
412-831-4060            + 33 1 41 88 61 89                  + 33 1 55 49 84 21              James Melville-Ross
                        jennyfeller@fr.ibm.com              anthony_marechal@ds-fr.com      Financial Dynamics
                                                                                            + 44 207 831 3113
Sandra Tolliver                                             Keith Pillow (Americas)
412-831-4066                                                + 1 818 673 2070
                                                            keith_pillow@ds-us.com


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

                    Geometric Software Solutions and Dassault
                 Systemes Announce Original Software Development
                                  Partnership


         Partnership to integrate Feature Recognition technology within
                    CATIA V5 and DELMIA V5 for 3D PLM market


Paris, France, and Mumbai, India - October 24, 2002 - Dassault Systemes (Nasdaq:
DASTY; Euronext Paris: #13065, DSY.PA) and Geometric Software Solutions Co. Ltd. (Geometric) today announced the signing of an Original Software Development
(OSD) partnership. Under the terms of the agreement, Feature Recognition technology developed by Geometric will be embedded in the open architecture of the next Version 5 release of Dassault Systemes' 3D PLM (Product Lifecycle Management) portfolio.

Feature Recognition technology from Geometric will dramatically reduce design and manufacturing cycles by enabling mechanical and manufacturing products in CATIA and DELMIA V5 to automatically recognize features from any legacy 3D model. CATIA Feature Recognition technology will operate on the geometry of any 3D solid and automatically identify prismatic and transition features such as fillets and chamfers for design applications, as well as prismatic machining features for manufacturing applications.

"We are very excited and pleased with this new partnership with Dassault Systemes," said Manu Parpia, managing director, Geometric. It adds to Geometric's contribution to the Dassault Systemes ecosystem while demonstrating our success in building world-class components and technologies."

"Integrating Geometric's Feature Recognition technology into CATIA and DELMIA V5 design and manufacturing products will provide our customers with powerful tools for fast design modification, manufacturing planning, and NC (Numerical Control)," said Jacques Leveille, vice president of CATIA Research and Development at Dassault Systemes. "That results in reduced development cycles for both their internal business processes and supply chain management."

"Feature Recognition is an excellent example of how research ideas originating in India's premium technology institutes can be converted into world-class products," said Anil Risbud, chief technology officer, Geometric. "With this partnership, we look forward to building a solution with key innovative differentiators thanks to the CAA V5 open architecture."

Feature Recognition is a patent-pending technology from Geometric and incorporates over ten years of research. Part feature recognition in CATIA will enable quick design modification of the geometry of 3D solids and enable its intelligent reuse in downstream and knowledge-based applications. Prismatic machining preparation will generate a view of the manufacturing features for any design model and help leverage the design-to-manufacturing path and the automation of manufacturing processes.

The new partnership strengthens a long history of cooperation between Geometric and Dassault Systemes. Earlier this year, the two companies formed a joint venture in which Geometric provides software development services for Dassault Systemes, and later announced a worldwide Consulting and Services partnership for Dassault Systemes' 3D PLM software.

                                       ###


About OSD partners
The Dassault Systemes OSD Partnership program creates long-term, close development relationships between Dassault Systemes and industry-leading software developers. The OSD partner acts as an external R&D division to Dassault Systemes' R&D organization and provides



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

technology and support to be fully integrated into Dassault Systemes products. The open CAA V5 (Component Application Architecture) allows extension and integration of this solution within multiple enterprise environments.


About Geometric Software Solutions Co. Ltd.
Geometric is a specialist in providing Product Lifecycle Management (PLM) software solutions for the global mechanical design, manufacturing and industrial markets. Its PLM solutions comprise innovative technologies, products and services in the areas of CAD/ CAM/ CAE/ PDM and Collaborative Engineering. With major CAD/CAM software companies as customers, Geometric is a leading provider of Feature Recognition technology. Geometric employs over 450 software professionals in its offshore development centers in India. Geometric has business development headquarters in Merrimack, NH, USA and sales offices in Germany, India, Singapore and Japan. The Company is traded on both the Bombay
(BSE) and National (NSE) stock exchanges in India. Information about Geometric is available at http://www.geometricsoftware.com


About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


Geometric Press Contact:            Dassault Systemes Press Contacts:       Dassault Systemes Investor Contacts:
Charu Gouniyal                      Anthony Marechal                        Emma Rutherford, James Melville-Ross
+91 22 5960 974/ 800                +33 1 55 49 84 21                       Financial Dynamics
charug@geometricsoftware.com        anthony_marechal@ds-fr.com              +44 207 831 3113

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          DASSAULT SYSTEMES S.A.




         Dated: October 24, 2002              By:    /s/ Thibault de Tersant
                                                 -------------------------------
                                              Name:   Thibault de Tersant
                                              Title:  Executive Vice President,
                                                      Finance and Administration




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